VA 3-11-02


02006824

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 1 2002
354

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-42003

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd., Suite 2300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Abraham (312) 264-2000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Steven M. Abraham, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of TradeLink L.L.C., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26th day of February, 2002



Signature
Steven M. Abraham
Chief Financial Officer
Title



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TradeLink L.L.C.
Table of Contents
December 31, 2001


AMG
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
TradeLink L.L.C.

We have audited the accompanying statement of financial condition of TradeLink L.L.C. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

TradeLink L.L.C.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

TradeLink L.L.C.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 64,104,095
Receivable from broker-dealers and clearing organizations	120,191,459
Securities owned	905,805,962
Securities purchased under agreements to resell	30,001,250
Investment in affiliates	43,373,774
Exchange memberships at cost (market value - $3,086,000)	2,866,783
Receivables from related parties	10,202,584
Other assets	2,653,663
Total assets	$ 1,179,199,570

Liabilities and Members' Capital

Liabilities	
Payable to noncustomers	$ 29,358,091
Securities sold, not yet purchased	1,046,470,795
Accounts payable and accrued expenses	13,870,516
Total	1,089,699,402
Liabilities subordinated to claims of general creditors	13,491,228
Members' capital	76,008,940
Total liabilities and members' capital	$ 1,179,199,570

See accompanying notes.

Note 1 Nature of Operations and Significant Account Policies

Nature of Operations—TradeLink L.L.C. (the "Company") is a registered securities broker-dealer and futures commission merchant. The Company operates as a market-maker and trader on various securities and commodities exchanges around the world. The Company is also a Chicago Stock Exchange specialist. A specialist provides for a fair and orderly market for securities in which it is authorized to trade. Trading gains and losses result from its activities as a specialist.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Affiliates—The investment in affiliates is recorded at fair value based on the Company's ownership portion of the fair value of the affiliated commodity pools. Gains and losses from such investments are reflected in revenue.

Income Recognition—Commodity futures and options transactions, securities transactions, and the resulting gains and losses are recorded on the trade date. Unrealized gains and losses on open contracts are reflected in income.

Resale and Repurchase Agreements—The Company enters into transactions with broker-dealers and other financial institutions that involve securities purchased under agreements to resell and securities sold under agreements to repurchase. Such transactions are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements, monitors the market value of the underlying securities as compared to the related receivable, and obtains additional collateral as appropriate. At December 31, 2001, the fair value of collateral obtained under resale agreements was $29,874,619.

Financial Instruments—Except for the exchange memberships, substantially all of the Company's assets and liabilities are considered financial instruments, and are already reflected at fair value, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable, or provided for, by the Company. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement. However, the Company is responsible for taxes on income earned outside the United States.

Note 1 Nature of Operations and Significant Account Policies, *Continued*

Foreign Exchange—Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange. Income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

Life of the Company—The Company will terminate on December 15, 2023, in accordance with and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the "Act"), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at market, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 670,976,305	$ 1,020,156,820
Equity securities	4,427,588	26,313,975
U.S. Government securities	229,878,389	
Gold certificates	523,680	
Total	$ 905,805,962	$ 1,046,470,795

At December 31, 2001, U.S. Government securities include margin and guarantee deposits of $221,384,887 and $1,096,935, respectively.

Note 3 Liabilities Subordinated to Claims of General Creditors

The Company has borrowed $13,491,228 from members under agreements that qualify as "equity" subordinated debt under Appendix D of Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). These subordinated borrowings are due on December 15, 2002 and bear interest, payable quarterly, at the one-year T-bill rate existing at the beginning of each year.

Note 4 Related-Party Transactions

Substantially all commission income is earned for clearing commodities transactions of parties in which the Company has at least a 10 percent ownership interest and other common ownership, and balances payable to noncustomers are amounts due to these same related parties. During the year, the Company received interest income from related parties. These related parties do not trade securities and are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not includable in the Company's segregation or reserve requirement computations.

Note 4 Related-Party Transactions, *Continued*

Payable to noncustomers arises primarily from commodity transactions and includes gains and losses on open trades. The market value of noncustomer owned securities held by the Company as collateral or margin is not reflected in the statement of financial position. At December 31, 2001, the fair market value of noncustomer securities held of $54,871,903 was deposited as margin with exchange clearing organizations.

Note 5 Commitments and Contingencies

The Company leases office space under a lease agreement that expires October 31, 2006. The Company has options to extend at expiration and, with additional monies due, to shorten the lease term on October 31, 2003 and August 31, 2004. At December 31, 2001, the minimum annual rental commitments under this lease are as follows:

2002	$ 178,679
2003	184,088
2004	189,609
2005	195,264
2006	167,839
Total	$ 915,479

The Company has entered into deferred compensation arrangements with certain proprietary traders under which they will receive a portion of their compensation in January 2003, provided they remain a registered trader of the Company until that time. The maximum amount that would be due to these proprietary traders from 2001 activities is $1,049,089.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position as represented in the accompanying statement of financial condition.

Note 6 Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, no employer contribution is required.

Note 7 Financial Instruments

The Company, in connection with its proprietary market-making, specialist and trading activities, enters into transactions in a variety of derivative financial instruments in order to reduce its exposure to market risk. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or to sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Firm Trading—The Company's firm trading activities consist primarily of exchange traded futures, over the counter equity securities and options. Directional proprietary trading activities consist of fundamental and quantitative model-based trading and related strategies. Arbitrage and market-making activities consist of interproduct and intermarket strategies.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will, therefore, be obligated to acquire the securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentrations of Credit Risk—The Company also enters into various transactions with broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and a futures commission merchant subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1. Under these rules, the Company is required to maintain "net capital" equal to the greater of $250,000, 2 percent of "aggregate debit items," or 4 percent of "funds required to be segregated" arising from customer transactions, as these terms are defined. Further, one of the Company's clearing organizations requires the Company to maintain excess net capital of at least $500,000 for clearing privileges. Net capital changes from day to day, but as of December 31, 2001, the Company had net capital and net capital requirements of approximately $10,877,000 and $250,000, respectively. The net capital rules may effectively restrict the withdrawal of members' capital and the repayment of subordinated loans.